Exhibit 4.3

Summary of Free Share Plans

Free Shares (actions gratuites) are allotted for free to holders at an issuance price equal to the par value as set forth in the by-laws (€0.01). The issuance of the Free Shares will occur automatically at the end of the vesting period, by way of a capital increase, which will be realized by debiting the unavailable reserve (réserve non disponible) established for this matter or the issue premiums.

Administration. Pursuant to delegations granted at our annual meeting, our board of directors determines the recipients, dates of grant and final allotment of free shares, the number of free shares to be granted and the terms and conditions of the free shares, including their acquisition period.

Underlying shares. Each Free Share gives the right to one (1) ordinary share.

Allocation. Our Free Shares are generally granted to executive officers, directors, employees or consultants of our company. Free Shares 2022 and Free Shares 2023-2 may only be transferred one year after vesting and subject to exceptions provided for below.

Standard terms. The final allotment of our Free Shares will occur as follows:

(a) The Free Shares 2021-1 and Free Shares 2021 bis vested on March 25, 2024 as follows:

(i)  50% based on a condition of presence; and

(ii) 50% based on (a) a condition of presence, and (b) certain performance conditions.

(b) The Free Shares 2022 vested on December 8, 2023 based on a condition of presence.

(c) The Free Shares 2023-1 will vest on the date of the meeting of the Board of Directors held after the close of the accounts for the financial year ending December 31, 2026 as follows:

(i) seventy-five percent (75%) based on (i) a presence condition, and (ii) a condition that we grant Free Shares to all of our employees no later than December 31, 2023; and

(ii) twenty-five percent (25%) based on (i) a presence condition, (ii) a condition that we grant Free Shares to all of our employees no later than December 31, 2023, and (iii) performance conditions.

The abovementioned vesting conditions to grant Free Shares to all employees were satisfied on December 15, 2023.

In the event of a change of control occurring before the second anniversary of their initial allocation, the beneficiary has an option between (i) renouncing his or her Free Shares 2023-1 in exchange for a lump sum paid by the Company (calculated on the basis of 90% of the number of 2023-1 Free Shares multiplied by the share price on the day of the change of control) or (ii) entering into a liquidity agreement with the Company covering all the Free Shares 2023-1 vested at the end of the vesting period, which would be reduced to two years. The Free Shares 2023-1 would be sold at the share price on the date of the change of control increased by 10% if the closing price on the vesting date is greater than or equal to the price on the vesting date and reduced by 10% if the closing price on the vesting date is less than the price on the vesting date. In the event of a change of control occurring after the second anniversary of the grant date, the vesting period will be automatically reduced to end on the date of the change of control.

(d) The Free Shares 2023-2 will vest one year after the date of grant (December 15, 2023), subject to a condition of presence.

In the event of a change of control occurring before the first anniversary of their allocation, beneficiaries that are not residents of the United States for tax purposes may choose (i) renunciation in exchange for compensation paid by the Company (calculated on the basis of 75% of the number of Free Shares 2023-2, subject to the condition of presence multiplied by the share price on the day of the change of control) or (ii) the conclusion of a deferred liquidity agreement with the Company covering all the free shares allocated at the end of the acquisition period. The shares will be sold at the price of the Company's ordinary shares at which the change of control occurred, plus any dividends attached to these shares and not distributed by the Company. Beneficiaries who are resident in the United States for tax purposes will benefit from compensation under the conditions referred to in clause (i) of the immediately preceding sentence.